-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                               SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                              CHEAP TICKETS, INC.
                           (Name of Subject Company)

                              CHEAP TICKETS, INC.
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $0.00l per share
                        (Title of Class of Securities)

                                  162672 10 9
                     (CUSIP Number of Class of Securities)

                              Michael J. Hartley
                        Executive Chairman of the Board
                              Cheap Tickets, Inc.
                           1440 Kapiolani Boulevard
                            Honolulu, Hawaii 96814
                                (808) 945-7439
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  Copies to:

                             Henry M. Fields, Esq.
                            Morrison & Foerster llp
                       555 West Fifth Street, 35th floor
                      Los Angeles, California 90013-1024
                                (213) 892-5200

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission on August 23, 2001 by Cheap Tickets, Inc., a Delaware corporation ("Cheap Tickets" or the "Company"), relating to a tender offer by Diamondhead Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Cendant Corporation, a Delaware corporation ("Parent" or "Cendant"), disclosed in a Tender Offer Statement on Schedule TO, dated August 23, 2001, as amended, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $16.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company.

  Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

    (f) R. Evans Gebhardt, Vice President Marketing, was granted options by the Company on September 21, 2001 to purchase 72,727 shares of Common Stock at an exercise price of $19.80 per share.

Item 8. Additional Information.

  Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  On September 24, 2001, Cendant issued a press release announcing that the expiration of the Offer has been extended until midnight, New York City time, on Friday, October 5, 2001. The Offer had previously been scheduled to expire on September 21, 2001. A copy of this press release is filed as Exhibit
(a)(1)(I) to this Schedule 14D-9 and incorporated herein by reference. The terms of the extension of the Offer are qualified in their entirety by reference to the Letter Agreement dated September 23, 2001 between Cendant and Cheap Tickets, a copy of which is filed as Exhibit (e)(7) and incorporated herein by reference.

Item 9. Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits.

  Exhibit
    No.                       Description
  -------                     -----------
 (a)(1)(I) Press Release of Parent dated September 24, 2001*

 (e)(7)    Letter Agreement dated September 23, 2001*

--------
 * Incorporated by reference to Amendment No. 3 to Schedule TO filed by Diamondhead Acquisition Corporation and Cendant Corporation on September 24, 2001.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

  Dated: September 24, 2001

                                                  /s/ Samuel D. Horgan
                                          By: _________________________________
                                                     Samuel D. Horgan
                                                Chief Financial Officer and
                                                         Secretary

                                       2